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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tortoise Capital Resources Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
89147N304
(CUSIP Number)
February 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS: KIP GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-2503336

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF		948,332

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		948,332

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	948,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS: Kenmont Investments Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-22555179

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF		948,332

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		948,332

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	948,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	89147N304

1	NAMES OF REPORTING PERSONS: Kenmont Special Opportunities Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF		711,932

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		711,932

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	711,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of KIP GP, LLC (“KIP”); Kenmont Investments Management, L.P., a Texas limited partnership (“Kenmont”) and Kenmont Special Opportunities Fund, L.P., a Cayman Islands exempted company (“Kenmont Master Fund”), relating to common stock, par value $0.001 and warrants currently convertible in to common stock (the “Warrants”) and together with the common stock (the “Common Stock”) of Tortoise Capital Resources Corporation, a Maryland corporation (the “Issuer”), purchased by Kenmont.

Item 1(a)	Name of Issuer.

Tortoise Capital Resources Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

10801 Mastin Boulevard, Suite 222
Overland Park, Kansas 66210

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

KIP GP, LLC
711 Louisiana Street, Suite 1750
Houston, Texas 77022

Kenmont Investments Management, L.P.
711 Louisiana Street, Suite 1750
Houston, Texas 77022

Kenmont Special Opportunities Master Fund, L.P.
c/o Spectrum Global Fund Administration (Cayman)
Anderson Square 4th Floor
P.O. Box 10243 APO
Grand Cayman
Cayman Islands
British West Indies

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

89147N304

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Kenmont serves as investment manager to Kenmont Master Fund as well as Man Mac Miesque 10B, Ltd., a Bermuda company (“Mac”). Kenmont Master Fund is the beneficial owner of 711,932 shares of Common Stock (505,166 of which are Common Stock and 206,766 of which are shares of Common Stock issuable upon conversion of the Warrants). Mac is the beneficial owner of 236,400 shares of Common Stock (161,500 are shares of Common Stock and 74,900 are shares of Common Stock issuable upon conversion of the Warrants). Kenmont may be deemed to beneficially own the shares of Common Stock held by Kenmont Master Fund and Mac as a result of being the investment advisor to Kenmont and Mac, and KIP may be deemed to beneficially own the shares of Common Stock as a result of being the general partner of Kenmont.

(b)	Kenmont Master Fund is the beneficial owner of 7.8% of the outstanding shares of Common Stock. Mac is the beneficial owner of 2.6% of the outstanding shares of Common Stock. Collectively the Reporting Persons beneficially own 10.4% of the outstanding shares of Common Stock. This percentage was determined by dividing 948,332 by 9,110,262 (which equals 8,828,596, the number of Common Stock issued and outstanding as of February 2, 2007; plus 281,666, the number of shares of Common Stock that the Fund has the right to purchase under the Warrants).

(c)	Kenmont Master Fund may direct the vote and disposition of 711,932 shares of Common Stock. Mac may direct the vote and disposition of 236,400 shares of Common Stock. Kenmont and KIP (through its relationship to Kenmont) have been granted investment discretion over the Common Stock held by Kenmont Master Fund and Mac.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 11, 2007

KIP GP, LLC

By:	/s/ Donald R. Kendall, Jr.

Name:	Donald R. Kendall, Jr.
Title:	Manager

KENMONT INVESTMENTS MANAGEMENT, L.P.

By:	KIP GP, LLC, its general partner

	By:	/s/ Donald R. Kendall, Jr.

	Name:	Donald R. Kendall, Jr.
	Title:	Manager

KENMONT SPECIAL OPPORTUNITIES MASTER FUND, L.P.

By:	Kenmont Offshore Fund, Ltd., general partner

	By:	/s/ Donald R. Kendall, Jr.

	Name:	Donald R. Kendall, Jr.
	Title:	Director

By:	Kenmont Onshore Fund, L.P., general partner

	By:	Kenmont Investment Partners GP, L.P., its general partner

		By:	KIP GP, LLC, its general partner

			By:	/s/ Donald R. Kendall, Jr.

			Name:	Donald R. Kendall, Jr.
			Title:	Manager